July 26, 2005
Via Facsimile and U.S. Mail
Jim B. Rosenberg, Senior Assistant Chief Accountant
Dana Hartz, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Novavax, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 000-26770
Dear Mr. Rosenberg and Ms. Hartz:
     On behalf of Novavax, Inc. (the “Company”), I am writing to respond to the comments set forth in your letter dated July 12, 2005 with respect to the above referenced filing (the “Filing”). For your convenience we have repeated each of the comments in this letter. The Company’s responses are set forth below each comment paragraph.
Management’s Discussion and Analysis
Liquidity and Capital Resources (page 29)
1.	Please tell us why interest payments on long-term debt are excluded from the contractual obligations and commitments table. Please refer to section IV of Financial Reporting Release 72.
     Historically, we have only included the principal payments due on our long-term debt in the contractual obligations and commitments table. The interest expense related to our debts has historically been disclosed in the Overview section of Management’s Discussion and Analysis, the Results of Operations analysis in the MD&A section, and/or the Notes to the Consolidated Financial Statements. In the Filing, those discussions and disclosures were made on page 20 in the “Developments in 2004” section, page 26 in our “Interest Income/Expense” comparison, and in “Note 7 - Long-term debt” on pages F-18 and F-19 in the Notes to the Consolidated Financial Statements.

Mr. Jim Rosenberg and Ms. Dana Hartz
Securities and Exchange Commission
July 26, 2005

     Following our current review of Financial Reporting Release 72, we agree in the future it would be best to include those interest payments in the table. Therefore, in future filings we will include all interest expense related to debts and contractual obligations in the contractual obligations and commitments table.
Notes to Consolidated Financial Statements
Note 4. Product Agreements and Acquisitions (page F-15)
2.	Please provide us with the detailed calculation supporting the $2,514,000 intangible asset recorded. In addition tell us how this amount qualifies as an intangible asset. Please include the specific authoritative literature used in arriving at your conclusions.
     In July 2004 Novavax and King Pharmaceuticals, Inc. agreed to terminate their Co-Promotion Agreements, which were originally executed in December 2000. These agreements related to the co-marketing and sale of two potential Novavax-developed products, ESTRASORB ® and ANDROSORB ® , both of which were targeted for hormone replacement in the field of women’s health. In connection with the termination of these agreements, in July 2004 we also redeemed $40 million of convertible notes issued by Novavax to King from 2000 to 2002. King was willing to exit from the relationship, terminate the agreements and redeem the notes because King had publicly announced its decision to exit the women’s health segment of its business. The transactions resulted in:
•	Redemption of the King convertible notes and accrued interest thereon,
•	Return to Novavax of all worldwide rights for ESTRASORB and ANDROSORB, and
•	Payment by King to Novavax of its sales and marketing support obligations through the end of 2004.
     There were two agreements entered into to terminate the relationship, a Termination Agreement and an Exchange Agreement. The total consideration to King and transaction costs to Novavax were:

• Cash payments, net of cash received	$13,998,866
• Common Stock issued with a fair market value	$18,123,000
• Transaction expenses	$1,010,000

Total Consideration	$33,131,866

Mr. Jim Rosenberg and Ms. Dana Hartz
Securities and Exchange Commission
July 26, 2005

This total consideration was accounted for as follows:

• Redemption of convertible notes payable	$40,000,000
• Gain on redemption of notes (see below)	$(11,162,233)
• Write off of balance sheet accounts related to the initial King agreements and notes, as well as pre-termination transactions between the companies	$1,779,797
• Allocation to ESTRASORB intangible asset	$2,514,302

Total Allocation	$33,131,866

     Baker-Meekins, an independent business valuation firm, determined the fair market value of the convertible notes payable at the time of the transaction to be $29,637,737, which resulted in the gain on the redemption of $11,162,233. The Company determined the value of the common stock issued to King based on the closing price of the common stock on the date of execution of the Termination and Exchange Agreements. Therefore, following the allocation to the common stock, the convertible notes and the write off of related balance sheet accounts, the final allocation was to the ESTRASORB intangible of $2,514,000.
     In summary, one result of these transactions was our reacquisition of the remaining worldwide rights of ESTRASORB, which had been sold to King in 2000. In the intervening time period, the value of these rights increased due to the Company’s receipt of final FDA approval for the sale of ESTRASORB as a product. The intangible asset acquired in these transactions was consequently recorded based on guidance found in paragraph 9 of SFAS 142, Goodwill and Other Intangible Assets and paragraph 6 of SFAS 141, Business Combinations.
Note 6. Supplemental Financial Data
Sales Returns and Rebate Allowances (page F-17)
3.	We note that your roll-forwards of the sales return and rebate allowances do not segregate the provision related to sales made in the current period from the provision related to sales made in prior periods. Please tell us the amounts for each period. If you are unable to distinguish activity between prior and current year sales, please tell us how you can determine for any period-end, that the financial statements are fairly stated, that no material errors were made and that you can reasonably estimate these deductions. Please refer to paragraphs 6 and 8 from SFAS 48 and SAB Topic 13(A)(4)(b).

Mr. Jim Rosenberg and Ms. Dana Hartz
Securities and Exchange Commission
July 26, 2005

     All of our products for sale have expiration dates, typically two years post-production. For those products sold to our distributors or sold by our distributors to retailers that have not been purchased by the end user, the right of return exists at any time within six months of the expiration date. In addition, we provide rebates to members of certain buying groups who purchase from our distributors, to distributors that sell to their customers at prices determined under a contract between their customer and us, and to state agencies that administer various programs such as the federal Medicaid and Medicare programs.
     In recognizing revenues and the corresponding estimates for returns and rebates, we review the criteria set forth in paragraphs 6 and 8 of SFAS 48, Revenue Recognition When Right of Return Exists. In connection with the Filing, as with past years, we performed a detailed analysis of such criteria and concluded that each of the criteria had been met and reasonable estimates of return amounts and rebates could be made. We have presented below a separate discussion of the allowances for returns and rebates, as the circumstances for determining each differ.
Returns
     We estimate the provision for returns based on each of the following conditions, assessed both independently and in comparison to one another:
•	historical return trends,

•	distributor inventory levels,

•	product prescription data,

•	current sales levels, and

•	product expiration dates.
     Each of these conditions, in turn, is impacted by generic competition, the life cycle of the product, and the point at which generic competition enters such life cycle. Experience has shown that as genericization of a product occurs, the life cycle of the product shortens, thereby negatively affecting sales and distributor levels and eventually increasing product returns, as discussed below.
     An estimate for the return provision is recorded as a liability and a reduction in revenue when we record the sale of the product. Returns of a product normally occur in the period between six months before and six months after the product expiration date. Therefore, returns typically occur 18 to 30 months after the product is produced. We regularly analyze the historical return trends on an individual product basis, as well as changes in demand for the product and changes in our competition to determine if the amount of the liability is adequate, resulting in a reasonable and reliable estimate.

Mr. Jim Rosenberg and Ms. Dana Hartz
Securities and Exchange Commission
July 26, 2005

     During the early part of 2004, sales for one of our prenatal vitamin products were impacted directly by the unexpected entry of a generic product, which occurred much earlier in our product’s life cycle than historically experienced and resulted in a substantial reduction in 2004 sales. By the third quarter of 2004, it became apparent that we would be experiencing substantial returns on this product during the later part of 2004 through 2005, corresponding directly with the product expiration dates of products sold in 2002 and 2003. Accordingly, we adjusted our allowance for returns by $1.283 million during the third quarter of 2004 to reflect this change in estimate, in accordance with SAB Topic 13(A)(4)(b). Of the $2.119 million provision for sales return booked in 2004, $1.283 applied to 2002 and 2003 sales for this product. This adjustment represented a non-recurring charge. Further adjustments were made throughout the year for our other products that would have also applied to prior year sales, but these amounts were immaterial and recorded in the normal course. Disclosure of this non-recurring charge was made both in “Note 3, Summary of Significant Accounting Policies, Revenue Recognition and Allowances” and in “Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation, Critical Accounting Policies and Changes to Accounting Policies.” In future Form 10-K filings, we will expand our footnote disclosure to indicate significant adjustments to the provision that applied to previous years, and the reasoning the estimate changed, if applicable.
Rebates
     Our rebate amounts are based upon the volume of sales and by reference to a specific price for a product. We estimate the amount of the rebate that will be paid and record the liability and a reduction in revenue when we record the sale of the product. Settlement of the rebate generally occurs from three to 12 months after the sale. The provision for rebates for any given year correlates with the revenue for that same period. We regularly analyze the historical rebate trends and make adjustments to the provision for changes in trends and terms of rebate programs in accordance with SAB Topic 13(A)(4)(b). For the last three fiscal years ended December 31, 2004, 2003 and 2002, rebate payment trends have been consistent and any adjustments to the provision have been immaterial.

Mr. Jim Rosenberg and Ms. Dana Hartz
Securities and Exchange Commission
July 26, 2005

     The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call me at (484) 913-1203 if you have any additional comments or questions.
Yours sincerely,

/s/ Dennis W. Genge
Dennis W. Genge
Chief Financial Officer
cc: Nelson M. Sims